Exhibit 99.1

Postmedia Network Announces Organizational Changes

TORONTO--(BUSINESS WIRE)--November 8, 2011--Postmedia Network Canada Corp. (“Postmedia” or “the Company”) today announced the departure of three senior executives: Malcolm Kirk, Executive Vice President, Digital, Ed Brouwer, Chief Information Officer and Scott Anderson, Senior Vice President Digital Content Strategy and Managing Director of canada.com. “I want to personally thank Malcolm, Ed and Scott for their tremendous contributions to this organization,” said Paul Godfrey, President and CEO.

In a related change also announced today, Doug Lamb’s responsibilities as EVP and Chief Financial Officer have been expanded to include Postmedia’s Business Technology Group.

In July 2011, Wayne Parrish’s role was expanded to Chief Transformation and Revenue Officer and includes all revenue generating areas of Postmedia’s business operations including digital operations, sales and business ventures. Postmedia’s Digital group will continue to report through Mr. Parrish.

“As we accelerate our business strategy, the continued focus for this fiscal year is on transformation and revenue development. This year our success is linked to ensuring that our product and sales teams work more closely than ever so that we maximize returns on our digital investments,” said Mr. Godfrey.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information

This press release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements in this press release includes those relating to our digital first strategy and future revenue generating opportunities. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

CONTACT:
Postmedia Network Canada Corp.
Phyllise Gelfand, 416-442-2936
Director of Communications
pgelfand@postmedia.com